January 4, 2012 Via EDGAR
ATTORNEYS AT LAW
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
063723-0101

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:  OCM Mutual Fund – Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of OCM Mutual Fund, a Massachusetts business trust and an open-end management investment company registered under the Investment Company Act of 1940 (the “Trust”), we are transmitting for filing, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, the Trust’s preliminary notice of special meeting, proxy statement and form of proxy (under the cover page required by Rule 14a-6(m) and Schedule 14A) for use in conjunction with the special meeting of shareholders of the OCM Gold Fund, the sole series of the Trust.

To the Trust’s knowledge, the only substantive matter to be considered at the special meeting of shareholders is a proposal to approve a new investment advisory agreement.

If you have any questions or comments regarding this filing, please call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Attachments

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.